SI 18001161 N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Received FEB 22 2018 WASH, D.C.

SEC FILE NUMBER
8- 67857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2025 Cassamia Place
(No. and Street)

Charlotte, NC 28211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lore Hunsicker, 704.295.8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

200 East Broad Street Greenville, SC 29601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, John Fennebresque, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott Davis, as of February 19, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Lore Hunsicker
Notary Public
Mecklenburg County
North Carolina
My Commission Expires March 12, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENNEBRESQUE & CO., LLC

(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member of
Fennebresque & Co., LLC
Charlotte, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Fennebresque & Co., LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Elliott Davis, PLLC

Greenville, South Carolina
February 19, 2018

FENNEBRESQUE AND CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	302,105
Accounts receivable, net		26,144
Prepaid expenses		18,846
Other assets		3,178
Total assets	**$**	**350,273**

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accrued expenses	$	1,215
Member's equity		349,058
Total liabilities and member's equity	**$**	**350,273**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation

Fennebresque & Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interests in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission ("SEC") Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with financial institutions that are federally insured.

Recognition of Revenue

Retainer fees are recognized in earnings when received as the fee is nonrefundable and typically earned within thirty days of receipt of payment when the majority of the services related to the retainer fee have been performed by the Company.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. At December 31, 2017, management has recorded an allowance of $20,000 related to 1 customer.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member in accordance with the operating agreement and is reflected in the member's income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2017. Fiscal years ending on or after December 31, 2017 remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that implementation will have on its financial position, results of operations and cash flows.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of December 31, 2017, the Company had net capital of $300,890 which was $295,890 in excess of its required net capital of $5,000.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had an obligation under an operating lease for its primary office space which expired in 2017. Rent expense was $19,880 in 2017. There are no future obligations under this lease.

NOTE 4 –CONCENTRATIONS

At December 31, 2017, one client accounted for 100% of the Company's net accounts receivable.

NOTE 5 - SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements the date the financial statements were available to be issued.

NOTE 6 – RELATED PARTIES

At December 31, 2017, there is a $6,872 receivable due from John Fennebresque . The Company will be repaid through offset of future expense reimbursements. The equity in the Company is held by Fennebresque & Co. Holding Company. There are no expense sharing agreement